Exhibit 17.1

Elliott Brackett

4808 Alta Vista Lane

Dallas, TX 75229

May 21, 2013

Crossroads Systems, Inc.

8300 N MoPac Expy

Austin, TX 78759

Attn: Board of Directors

Via email and USPS

Gentlemen:

Please accept my resignation from the board of directors of Crossroads Systems, Inc. under protest due to corporate governance issues. My resignation is effective immediately.

Specific disagreements that I have with both the board of directors and the interim management centers around the function of the board and the requirements that the board operate under and in the spirit of both the Bylaws of the Corporation and the charters of its respective committees.

Prior to my resignation, I was on the nominating and governance committee among others. Per the charter of that committee, it's responsibilities include reviewing candidates for both the CEO position as well as the board itself and to present those findings to the board for discussion and vote. Prior to a scheduled board call on May 8, 2013

I was called by Rob Sims to indicate that he was relieved of his position as there were "five votes" in favor of his termination.

There had been no previous governance committee meeting noticed or convened prior to that time, nor was there a full board meeting either convened or called prior to that time.

On the call of May 8th,Rob was both fired as well as an interim CEO installed. The discussion of that interim CEO was not held in conjunction with either a full board call (noticed or un-noticed) nor was there a governance committee meeting convened (noticed or not). Due to the fact that I had no ability to either hear or be presented with any evidence of the suitability of the candidate, I was forced to abstain from voting due to a lack of information with which 1 could make a fully formed decision pursuant to my responsibilities as an independent board member. Rick may or may not be the perfect candidate for an interim position. However, having no information being presented nor any ability to acquire any information on my own, it was impossible for me to have made a decision based on fact.

I was told by Don Pearce that the "executive committee" was responsible for the discussions and it had made the decision. Those actions are neither authorized nor contemplated by the charter of that committee. Such power was suggested by Jeff Eberwein, namely to grant the executive committee all of the powers of the board of directors minus those prohibited explicitly by Delaware corporate law. Those sweeping powers initially suggested were amended and approved by the board of directors to be limited to: "To engage advisors and to work with the executive officers of the Corporation on operational and strategic matters." I would hardly call firing one executive and naming his successor to be within the scope of that committee. However, I was told by one of the members of that committee that was exactly what had happened. Additionally, the charter of the executive committee calls for

"The Committee shall maintain minutes of its meetings. All actions of the Committee shall be reported to the Board at the first meeting of the Board following such action. All minutes shall be distributed to the Board as they are approved by the Committee."

On the May 9th call, no minutes were presented nor were any actions reported. So, I am left with the belief that either the actions of the executive committee were not reported as required (and in so doing show it was working outside the scope of its charter), the nominating committee was convened without notice or a meeting of the board of directors was held without notice and without full board participation- it is the belief that one of these actions has occurred is just one of the reasons I am protesting the governance of the board directors of Crossroads.

The second and equally as troubling centers around a call I received from Jeff Eberwein on May 16,2013 at 9:48 in the morning. I was informed by Jeff that "the shareholders feel" that I should no longer be a member of the board of directors and that there were "two guys" that the board "has" and will therefore be in the supplement to the proxy. Again, neither a governance committee nor a full board of directors meeting was noticed or held with the board slate as a subject. Indeed, the last full board meeting where that subject was brought up approved a different slate. At that same board meeting that the new committees post shareholder vote were determined.

If the board felt that I should not stand for re-election due to an issue with my qualifications, that would be different than hearing that "the shareholders" have input on and have been informed about a subject matter which is the purview of the board and its committees prior to the public disclosure of such decisions indicates to me that the current independent board members may not adhering to the policies and procedures of good corporate governance in addition to the specific requirements as detailed in Crossroads' policies and procedures. Had I had the opportunity to discuss bringing on two more board members, I may have had the option to bring up the fact that there will be no room on the board of directors for a new CEO unless Rick resigns his post both as CEO and from the board when his replacement is found. The slate, which I have not seen and therefore this statement is an assumption on my part, consists of four independent directors (Jeff, Don and two I don't even know their names) and one executive member (Rick). Should there actually be a new CEO there would either need to be a resignation or a board with six members or be left with a board with no executive representation.

Finally, I took the opportunity to visit Crossroads yesterday and finally meet Rick Coleman, one of our two new board members, face to face. I told Rick of my feelings as well as what I felt my options to be.

Rick indicated that I had the choice to "go gracefully" or to resign (as I had indicated I was contemplating).

If I had the opportunity as granted by my position on both the nominating and governance committee to review and speak with the two potential board members before they had been extended an offer to replace me, I may have "gone gracefully." The two new prospective board members, I am told but I have not so much as seen a resume, may have the exact qualities and experience that this board needs. However, due to the fact that the normal board process has been ignored, I have not been given that opportunity. Rick indicated that one such member "needs approval from his CEO" prior to acceptance and that the supplement to the proxy is due on Thursday. News that the normal operating processes of the board have been ignored and been ignored for an indeterminate period of time is very troubling to me indeed.

I do not feel that ignoring lapses in corporate governance is "going gracefully." I was under the impression that informed discussions with potentially different points of view is exactly what a board should strive to attain.

Elliott Brackett